

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Timothy Young
Chief Executive Officer
SunHydrogen, Inc.
BioVentures Center
2500 Crosspark Road
Coralville, IA 52241

> **Re: SunHydrogen, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 24, 2024**
> **File No. 333-276678**

Dear Timothy Young:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing